

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 13, 2022

Quang Pham
Chief Executive Officer
Cadrenal Therapeutics, Inc.
822 A1A North, Suite 320
Ponte Vedra, FL 32082

   Re: Cadrenal Therapeutics, Inc.
     Amendment No. 1 to Registration Statement on Form S-1
     Filed October 11, 2022
     File No. 333-267562

Dear Quang Pham:

  We have reviewed your amended registration statement and have the following comment.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1

Public Offering Prospectus Summary
Our Business, page 1

1. Please balance your disclosure regarding the tecarfarin patents on pages 3 and 69 with additional disclosure that you have not engaged intellectual property counsel to conduct a freedom to operate analysis and briefly explain how this impacts your certainty regarding your claims to the tecarfarin patents.

  You may contact Ibolya Ignat at 202-551-3636 or Al Pavot at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Dillon Hagius at 202-551-7967 or Jason Drory at 202-551-8342 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Leslie Marlow